

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2018

Dov Sella
Chief Executive Officer
RADA Electronic Industries Ltd.
7 Giborei Israel Street
Netanya 4250407, Israel

> **Re: RADA Electronic Industries Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 27, 2018**
> **File No. 333-226387**

Dear Mr. Sella:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Steven J. Glusband, Esq.